UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
Amendment No. 2
to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
_______________________
THE DRESS BARN, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
_____________________________

2.50% Convertible Senior Notes Due 2024
(Title of Class of Securities)

261570AB1
(CUSIP Number of Class of Securities)

David R. Jaffe
President, Chief Executive Officer and Director
The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, NY 10901
Telephone: (845) 369-4500
Fax: (845) 369-4595
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
____________________
Copies to:
Steven L. Kirshenbaum, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
Telephone: (212) 969-3000
Fax: (212) 969-2900
____________________

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$111,400,000	$7,942.82

*

Estimated for purposes of calculating the amount of the filing fee only. Because there is no active trading market for the 2.50% Convertible Senior Notes Due 2024 (the “Notes”), this valuation is based on the book value of the securities to be received by The Dress Barn, Inc. (“Dress Barn”) and assumes the exchange of all $112,500,000 aggregate principal amount of the notes currently outstanding, for cash and shares of common stock of Dress Barn, par value $0.05 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,942.82	Filing Party:	The Dress Barn Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☒	Check the appropriate boxes below to designate any transaction to which the statement relates:
☐ third party tender offer subject to Rule 14d-l.
☒ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Issuer Tender Offer Statement on Schedule TO, filed on December 23, 2009, as amended on January 21, 2010 (the “Schedule TO”), by The Dress Barn, Inc., a Connecticut corporation (“Dress Barn”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the offer (the “Offer”) by Dress Barn to exchange any and all of its 2.50% Convertible Senior Notes Due 2024 (the “Notes”) for $1,040 in cash, plus accrued and unpaid interest to, but excluding, the settlement date (which is expected to occur on January 27, 2010), and a number of shares of Dress Barn’s common stock, par value $0.05 per share (the “Common Stock”), which is referred to as the “Exchange Ratio” (together, the “Offer Consideration”), for each validly tendered and accepted Note, on the terms and subject to the conditions described in the Offer to Exchange, dated December 23, 2009 (the “Offer to Exchange”), and the accompanying Letter of Transmittal (“Letter of Transmittal”), which are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

     All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 2 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

     This Amendment No. 2 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act.

Item 1 through 11.

(1) Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following thereto:

The Offer expired at 12:00 midnight, New York City time, at the end of Friday, January 22, 2010 (the “Expiration Date”). On January 25, 2010, Dress Barn issued a press release announcing that, pursuant to the previously announced Offer, all of the Notes were validly tendered for exchange and not withdrawn as of the Expiration Date. Dress Barn has accepted all such Notes for exchange, and the settlement and exchange of cash and shares of Common Stock for such validly tendered and accepted Notes is expected to occur on January 27, 2010.

In the aggregate, the Offer will result in the retirement of $112.5 million principal amount of Notes, the issuance of approximately 6.2 million shares of Common Stock and the payment of approximately $117.0 million to holders of validly tendered and accepted Notes. Following settlement of the Offer, no Notes will remain outstanding.

The full text of Dress Barn’s press release, announcing the expiration and results of the Offer, is filed herewith as Exhibit (a)(5)(C) and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(C) Press Release, dated January 25, 2010.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2010	DRESS BARN

	By:	/s/ Armand Correia
Name: Armand Correia
Title: Executive Vice President and Chief
Financial Officer (Principal Financial and
Accounting Officer)

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange, dated December 23, 2009.

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Letter to DTC Participants

(a)(1)(D)*	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees

(a)(5)*	Press Release, dated December 23, 2009, incorporated by reference to Exhibit 99.1 to the issuer’s Current Report on Form 8-K filed with the SEC on December 23, 2009.

(a)(5)(B)*	Press Release, dated January 21, 2010.

(a)(5)(C)	Press Release, dated January 25, 2010.

(d)(1)*	Indenture by and between The Dress Barn, Inc. (the “Dress Barn”) and The Bank of New
York, as trustee, dated as of December 15, 2004, including form of Note and Guarantee, filed as exhibit 4(a) to the Registration Statement of Dress Barn on Form S-1 under the
Securities Act (Registration No. 333-124512), filed with the Securities and Exchange
Commission (the “SEC”) on May 2, 2005.

(d)(2)*	Form of Note (included in Exhibit d(1))

(d)(3)*	Form of Guarantee (included in Exhibit d(1))

(d)(4)*	Registration Rights Agreement, dated as of December 15, 2004, among Dress Barn, Banc of America Securities LLC (“BOA”) and JP Morgan Securities Inc. (“JPM” and, together with BOA, the “Initial Purchasers”), filed as exhibit 4(f) to the Registration Statement of
Dress Barn on Form S-1 under the Securities Act (Registration No. 333-124512), filed with the SEC on May 2, 2005.

(d)(5)*	Amendment No. 1 to Registration Rights Agreement, dated January 3, 2005, among
Dress Barn and the Initial Purchasers, filed as exhibit 4(g) to the Registration Statement of Dress Barn on Form S-1 under the Securities Act (Registration No. 333-124512), filed with the SEC on May 2, 2005.

(d)(6)*	Amendment No. 2 to Registration Rights Agreement, dated January 3, 2005, among
Dress Barn and the Initial Purchasers, filed as exhibit 4(h) to the Registration Statement of Dress Barn on Form S-1 under the Securities Act (Registration No. 333-124512), filed with the SEC on May 2, 2005.

______________
* Previously filed.

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